09056937

SEC Mail Processing Section
APR 01 2009
Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kaieteur Investments LLC

OFFICIAL USE ONLY
145152
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

90 Broad Street Suite 1701
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony F. Hayes (646)379-7052
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Andrew KJ. Pernambuco** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Kaieteur Investments LLC**, as of **December 31, 2008** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Andrew KJ Pe
Signature

CEO
Title

Keith H Peterson
Notary Public

KEITH H. PETERSON
Notary Public, State of New York
No. 31-4900527
Qualified in New York County
Commission Expires June 22, 2011

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Independent Auditors' Report

The Board of Directors and Members
Kaieteur Investments LLC

We have audited the accompanying statement of financial condition of Kaieteur Investments LLC (the "Company") as of December 31, 2008, and the related statements of operations and members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaieteur Investments LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Sherb & Co., LLP
Certified Public Accountants

New York, New York
March 31, 2009

Kaieteur Investments LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash	$ 12,000
Total assets	$ 12,000

Liabilities and Members' Capital

Liabilities:	
Accrued expenses	$ 752
Total liabilities	752
Members' Capital:	
Members' capital	11,248
Total Members' Capital	11,248
Total liabilities and members' capital	$ 12,000

See accompanying notes to financial statements.

Kaieteur Investments LLC

Statement of Operations And Members' Capital

Year ended December 31, 2008

Revenue:	
Commissions	$ 71,008
Investment banking	51,039
Total revenue	122,047
Expenses:	
Capital Introduction fees paid - affiliate	31,591
Commissions – paid to Independent Registered Representative	65,682
Registration and licensing fees	6,036
Professional fees	1,426
Occupancy	9,881
Telecom and network	1,988
Other general and administrative	1,056
Total expenses	117,660
Net Income	4,387
Members' capital at December 31, 2007	76,861
Return of Capital	(70,000)
Members' capital at December 31, 2008	$ 11,248

See accompanying notes to financial statements.

Kaieteur Investments LLC

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 4,387
Adjustments to reconcile net income to net cash provided by in operating activities:	
Increase (decrease) in operating liabilities:	
Accrued expenses	752
Total adjustments	752
Net cash provided by operating activities	5,139
Cash flows from investing activities	-
Cash flows from financing activities:	
Return of Capital	(70,000)
Net cash used in financing activities	(70,000)
Net decrease in cash	(64,861)
Cash - beginning of year	76,861
Cash - end of year	$ 12,000
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to financial statements

Kaieteur Investments LLC

Notes to Financial Statements

(1) Organization

Kaieteur Investments LLC is a capital introduction firm specializing in matching a select group of hedge funds and funds of hedge funds with our global base of institutional and accredited individual investors. Kaieteur is a Broker-Dealer registered with the Financial Industry Regulatory Authority (FINRA, formerly NASD) and the U.S. Securities and Exchange Commission.

Kaieteur's principals bring over 60 years' combined experience in the Capital Markets and extensive relationships throughout the world's investor and hedge fund communities to the task of matching investors with fund managers. Kaieteur thus provides access to investors and funds that are difficult to reach by other means. In conjunction with our sister company, Deniad & Company LLC, an alternative investments consultancy, Kaieteur offers a complete range of services to funds and investors, including:

- Capital introduction for funds and investors (Kaieteur)
- Consulting services for funds and fund managers (Deniad)
  - Assessment of readiness to attract new investments
  - Creation and refinement of business development strategies
  - Improvement of Client Services capabilities
- Investment advisory services for investors (Deniad)
  - Selection and monitoring of funds
  - Construction of portfolios of funds

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

(d) Revenue and Expense Recognition

The Company earns revenue (fees and commissions) from Capital Introduction and Solicitation activities on behalf of Hedge Funds and Fund of Hedge Funds.. A 10% commission is charged to our Independent Registered Representative on Solicitation fees and retainer revenue received on his behalf. Kaieteur Solicitation Fees are earned per the particular terms of the Solicitation Agreements in force.

(e) Income Taxes

The members of Kaieteur Investments LLC, Inc. elected to be taxed as a "partnership", as defined in the Internal Revenue Code. Such status was also elected for state tax purposes. Under this status, taxable income is passed through and taxed at the member level, rather than at the corporate level.

The Company does not record any provision for taxes or tax benefit since the entity is treated as a partnership for federal, state, local and foreign income tax purposes. The reporting of taxable income (loss) of the entity is the responsibility of the members.

(f) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Affiliate

Deniad & Company LLC is a Registered Investment Advisor and sister company of Kaieteur Investments LLC based on common ownership among the partners. Kaieteur Investments was established purely to comply with the Cash Payments Rule that forbids Investment Advisors from paying fees to anyone other than a Registered Broker Dealer. Kaieteur maintains all Solicitation Agreements and receives fees on business that comes directly from established Deniad & Company LLC relationships that were established before its existence. Deniad has been in existence since 2004 and provides marketing and consulting services to Investment Funds with a particular focus on Hedge Funds. The entire current fee revenue is due Deniad upon receipt and is transferred to Deniad based on the discretion of the CFO and an established Expense Sharing Agreement that varies each quarter. Capital introduction fees paid – affiliate amounted to $31,591 in 2008.

(4) Commitments and Contingencies

Deniad & Kaieteur maintain an established Expense Sharing Agreement that requires Kaieteur to share in the common operating expenses and pay direct expenses that are billed to Deniad. Kaieteur has no vendor relationships and no liabilities, contingent liabilities or debt other than the Shared Expenses. The allocated expenses are made at the end of every quarter in line with FOCUS reporting. The allocation percentage is determined by the approximate amount of time spent by the partners on Solicitation activities, revenue flow and global economic conditions that affect Solicitation and Capital Introduction activities. The actual percentages are made at the discretion of the CFO.

Kaieteur Investments LLC

Notes to Financial Statements

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $11,248 which was $6,248 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1.

Supplemental Information

Kaieteur Investments LLC

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2008

Total Members' capital qualified for net capital	$ 11,248
Deductions and/or charges	-
Net capital	$ 11,248
Computation of Basic Net Capital Requirement:	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$ 48
Minimum dollar net capital requirement of broker and dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 6,248
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 752
Ratio of aggregate indebtedness to net capital	.12
Net capital, per unaudited December 31, 2008 FOCUS report	$ 12,000
Net audit adjustment	(752)
Net capital, per December 31, 2008 audited report, as filed	$ 11,248

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part IIA, as filed by the Company on January 23, 2009.

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

The Board of Directors and Stockholder
Kaieteur Investments LLC

In planning and performing our audit of the financial statements and supplemental schedules of Kaieteur Investments LLC (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties

Sherb & Co., LLP

Sherb & Co., LLP
Certified Public Accountants

New York, New York
March 31, 2009